Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 1-33007)

October 17, 2016

Q&A

Employee questions submitted to Enbridgetransaction@spectraenergy.com

Q: We have received a variety of questions related to how the proposed transaction could affect the relationship between Enbridge Gas Distribution and Union Gas, including the impact on the companies’ operating structures, office locations, brands, company names as well as business operations, such as storage and transmission, call centres and shared services.

A: It’s important to remember that the focus of the proposed merger is to combine Enbridge Inc. and Spectra Energy Corp generally, but not their respective regulated utilities in Ontario. Therefore, there is no work underway that considers consolidating the structures, office locations, brands, company names or operations of the two utilities, which will continue to operate as separate companies after the closing of the proposed merger. Any opportunities flowing from the merger that generate efficiencies for the utilities would comply with the Affiliate Relationships Code, and would seek to enhance the benefit of shared services, similar to the way the utilities operate today.

Both utilities have rates and regulatory frameworks that will remain in effect through the end of 2018 and both utilities are working toward filing separate rate applications and incentive frameworks for the upcoming time periods with the Ontario Energy Board (OEB).

Q: Will the OEB have to weigh-in on the proposed merger and perhaps even approve it?

A: OEB approval is not required for the transaction, which is a proposed combination of Enbridge Inc. and Spectra Energy Corp, because Union Gas Limited is not a “significant asset” of Spectra Energy Corp, as defined in the Ontario Energy Board Act. In addition, the transaction does not contemplate any combination of Enbridge Gas Distribution and Union Gas Limited or any other change to their respective businesses.

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Important Additional Information

In connection with the proposed Transaction, Enbridge Inc. (“Enbridge”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a preliminary proxy statement of Spectra Energy Corp (“Spectra Energy”) and a preliminary prospectus of Enbridge, as well as other relevant documents concerning the proposed Transaction. The proposed Transaction involving Enbridge and Spectra Energy will be submitted to Spectra Energy’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES FINAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Spectra Energy stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra Energy, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

Participants in the Solicitation

Enbridge, Spectra Energy, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra Energy’s directors and executive officers is available in Spectra Energy’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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